Exhibit 12.1

CryoLife, Inc.

Statement Regarding Computation of Earnings to Fixed Charges

(In thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to fixed charges for the years ended December 31, 2013, 2014, 2015, 2016, 2017 and for the six months ended June 30, 2018. As the ratios of earnings to fixed charges and earnings to combined fixed charges indicate less than one-to-one coverage for the six months ended June 30, 2018, we have provided the coverage deficiency amounts for that period. Earnings are the sum of the loss from operations before income taxes, plus fixed charges. Fixed charges are comprised of interest expense on debt outstanding, amortization of debt discount and capitalized issue costs and the estimated interest portion of rent expense.

	Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Income (Loss) before income taxes	$(7,040)	$3,561	$18,412	$5,868	$8,703	$23,292
Add back : Fixed charges	8,819	6,665	4,658	1,255	1,409	1,266

Earnings as defined	1,779	10,226	23,070	7,123	10,112	24,558
Fixed charges:
Interest expense and other debt related costs	7,759	5,020	3,203	115	393	268
Estimated interest portion of rental expense	1,060	1,645	1,455	1,140	1,016	998

Total fixed charges	$8,819	$6,665	$4,658	$1,255	$1,409	$1,266
Ratio of earnings to fixed charges	N/A	1.5	5.0	5.8	7.5	20.3
Deficiency of earnings to cover fixed charges	$(7,040)	N/A	N/A	N/A	N/A	N/A